UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of June 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 22nd, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about June 18 2004

Item 3. Press Release

June 18 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific Spud of Honeysuckle-1 and Cheal-A3X Flow Test

Wellington, New Zealand – June 18, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd announces that the Honeysuckle-1 well in PEP 38741, onshore Taranaki Basin, was spudded at 01.15hrs on June 16, and at 0600 NZST on June 18, was at a depth of 550m (1800 feet) drilling ahead in 8.5” hole.

Item 5. Full Description of Material Change

Austral Pacific Spud of Honeysuckle-1 and Cheal-A3X Flow Test

Wellington, New Zealand – June 18, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd announces that the Honeysuckle-1 well in PEP 38741, onshore Taranaki Basin, was spudded at 01.15hrs on June 16, and at 0600 NZST on June 18, was at a depth of 550m (1800 feet) drilling ahead in 8.5” hole. Austral is Operator of Petroleum Exploration Permit PEP 38741 and holds a 30% equity in the well and the permit. Other participants are Tap Oil Limited (50%) and Tag Oil (20%). The well is scheduled to take two to three weeks to reach its target depth of 1700m (5,600 feet). Honeysuckle-1 will test the Mt Messenger Formation within which are the pay sands in several offsetting oil fields, with shallower Urenui sands as a secondary target.

Flow testing of the Mt Messenger sands in Cheal-A3X continues. The well is flowing steadily at rates around 300 barrels of oil per day. The Company has increased its interest by 3% in the PEP 38738 permit in which Cheal and Cardiff structures are situated, and now holds an equity of 36.5% in the Shallow Rights of the permit, including Cheal.

CEO Dave Bennett commented “This is the second of five exploration wells we plan to drill during 2004. Given the high value of the typical oil found, and New Zealand’s status as a substantial net importer of oil, successful wells of this type can have significant impact for New Zealand’s balance of payments in addition to their benefits to the exploration companies involved.”

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 18 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific Spud of Honeysuckle-1 and Cheal-A3X Flow Test

Wellington, New Zealand – June 18, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd announces that the Honeysuckle-1 well in PEP 38741, onshore Taranaki Basin, was spudded at 01.15hrs on June 16, and at 0600 NZST on June 18, was at a depth of 550m (1800 feet) drilling ahead in 8.5” hole. Austral is Operator of Petroleum Exploration Permit PEP 38741 and holds a 30% equity in the well and the permit. Other participants are Tap Oil Limited (50%) and Tag Oil (20%). The well is scheduled to take two to three weeks to reach its target depth of 1700m (5,600 feet). Honeysuckle-1 will test the Mt Messenger Formation within which are the pay sands in several offsetting oil fields, with shallower Urenui sands as a secondary target.

Flow testing of the Mt Messenger sands in Cheal-A3X continues. The well is flowing steadily at rates around 300 barrels of oil per day. The Company has increased its interest by 3% in the PEP 38738 permit in which Cheal and Cardiff structures are situated, and now holds an equity of 36.5% in the Shallow Rights of the permit, including Cheal.

CEO Dave Bennett commented “This is the second of five exploration wells we plan to drill during 2004. Given the high value of the typical oil found, and New Zealand’s status as a substantial net importer of oil, successful wells of this type can have significant impact for New Zealand’s balance of payments in addition to their benefits to the exploration companies involved.”

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.